[Graphic omitted]   Ahold




                                                  Press Release



                                                  Royal Ahold
                                                  Corporate Communications



                                            Date: April 4, 2005
                            For more information: +31 75 659 57 20




Ahold completes sale of 13th large Polish hypermarket

Zaandam, The Netherlands, April 4, 2005 - Ahold today announced it has finalized the sale of its 13th and last large Hypernova hypermarket in Poland to Real sp. z o.o. i Spolka s.k.

Finalizing the transaction announced in Poland on March 4, 2005, required fulfilling a number of conditions, including anti-trust approval.


On February 24, 2005, Ahold announced the completion of the divestment process of the other 12 large Hypernova hypermarkets in Poland as part of its strategy of asset portfolio optimization and strengthening of its financial position by reducing its debt.

Ahold will focus its Polish operations on continued development of two store formats: Albert supermarkets and Hypernova compact hypermarkets. Currently, Ahold manages a chain of approximately 170 Albert supermarkets and 13 Hypernova compact hypermarkets in Poland.

Ahold Corporate Communications: +31.75.659.5720




                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone: +31 (0)75 659 5720
http://www.ahold.com                             Fax:   +31 (0)75 659 8302

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Certain statements in this press release are forward-looking statements within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements about the strategic plans for Ahold's asset portfolio and its financial position and statements as to the further development of the supermarket and compact hypermarket formats in Poland. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Such factors include, but are not limited to, Ahold's ability to successfully implement its strategic plans and the ability to further develop or delays in the further development of supermarkets or other formats, changes in general market, economic and political conditions in Poland and/or elsewhere, increases in the levels of competition, the behavior of market participants and fluctuations in exchange rates. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of certain of such risks, uncertainties and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside the Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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